Mail Stop 4561

        March 15, 2006

Mr. Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
27401 Los Altos, Suite 100
Mission Viejo, CA 92691

 Re: Auxilio, Inc.
        Form 10-KSB for Fiscal Year Ended December 31, 2004
        Form 10-QSB for Quarterly Period Ended March 31, 2005
        Form 10-QSB for Quarterly Period Ended June 30, 2005
        File No. 0-27507

Dear Mr. Anthony:

        We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Jorge Bonilla
        Senior Staff Accountant